Exhibit 12.1

CME Group Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges (1)

(in millions, except ratio)

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Income before income taxes	$1,339.9	$1,936.5	$1,721.9	$1,437.5	$1,248.0	$1,095.8
Add back:
Share of net loss on equity investees (2)	—	4.3	6.4	7.2	5.1	0.8
Amortization of capitalized interest	0.2	0.2	0.1	—	—	—
Subtract:
Share of net gain on equity investees (2)	(14.6)	—	—	—	—	—
Capitalized interest	(0.4)	(1.0)	(0.3)	(1.4)	(0.9)	—

Earnings Before Income Taxes	1,325.1	1,940.0	1,728.1	1,443.3	1,252.2	1,096.6

Plus:
Interest expense (excluding interest for securities lending)	88.5	117.9	140.6	135.3	57.4	3.6
Interest expense within rent	8.7	11.6	10.6	10.2	11.4	6.9

Adjusted Earnings	$1,422.3	$2,069.5	$1,879.3	$1,588.8	$1,321.0	$1,107.1

Fixed Charges	$97.2	$129.5	$151.2	$145.5	$68.8	$10.5

Ratio of Earnings to Fixed Charges	14.63	15.98	12.43	10.92	19.19	105.93

(1)	The ratio of earnings to fixed charges is calculated by dividing adjusted earnings by fixed charges. “Fixed charges” consist of interest incurred and the interest portion of rent expense.
(2)	Represents CME Groups’ interest in various entities, which is recognized using the equity method of accounting.